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Listed	Symbol	web site address:

TSX	CCO	www.cameco.com

NYSE	CCJ

EX-1

2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201 Web: www.cameco.com

Cameco Reports Third Quarter Earnings Per Share of $0.12

Saskatoon, Saskatchewan, Canada, October 31, 2002. . . . . . . . . . . . . .

Cameco Corporation today reported its financial results for the quarter and year-to-date periods ended September 30, 2002.

HIGHLIGHTS OF THE QUARTER

•	As expected, lower gold production reduced results

•	Earnings up strongly in conversion business

•	Kumtor pit wall rehabilitation proceeding well

•	Uranium volumes up slightly

•	Bruce Power continues to perform under British Energy cloud

•	Bruce “B” reactor maintenance program nearly complete

•	Cash flows remain strong

	3 months ended	3 months ended	9 months ended	9 months ended	Change
Financial Highlights	Sept 30/02	Sept 30/01	Sept 30/02	Sept 30/01%

Revenue ($ millions)	158	170	477	379	26

Earnings from operations ($ millions)	8	13	44	36	22

Cash provided by operations ($ millions)	22	14	237	54	339

Net earnings attributable to common shares ($ millions)	7	15	24	28	(14)

Earnings per share ($)	0.12	0.27	0.43	0.51	(16)

Average uranium spot price for the period ($US/lb U3O8)	9.80	9.11	9.82	8.54	15

Cameco’s average realized gold price for the period (US$/ounce)	295	280	295	285	4

Average spot market gold price for the period (US$/ounce)	314	274	306	269	14

Note: All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

This report is organized under the following major headings:

1. Consolidated financial results
2. Updates on markets, operations and strategy, and
3. Outlook for year.

1. CONSOLIDATED FINANCIAL RESULTS

Third Quarter. For the three months ended September 30, 2002, net earnings attributable to common shares were $7 million ($0.12 per share), a decrease of $8 million compared to $15 million ($0.27 per share) in 2001. This decline was attributable to the gold business which recorded a loss of $7 million as a result of the pit wall failure at Kumtor. This was partially offset by improved results in the conversion business where profits rose due to lower unit costs. Compared to the third quarter last year, the effective rate for income taxes increased to 51% from 32% due to a higher proportion of pre-tax income being earned in the uranium and conversion businesses and minimal tax relief from the loss in the gold business.

Earnings from operations were $8 million in the third quarter of 2002 compared to $13 million in 2001. The aggregate gross profit margin declined to 14% from 16% in 2001 due to the negative result in the gold business.

Year-to-Date. For the first nine months of 2002, net earnings attributable to common shares were $24 million ($0.43 per share) compared to $28 million ($0.51 per share) in 2001. This was attributable to a decline in gold business profits due to lower production. This decrease was offset by improvements in the nuclear business where profits rose due to increased volumes and higher realized selling prices for uranium and conversion. Compared to last year, the effective rate for income taxes increased to 41% from 29% due to a higher proportion of pre-tax income being earned in the uranium and conversion businesses and minimal tax relief from the loss in the gold business.

Earnings from operations were $44 million for the first nine months of 2002 compared to $36 million in 2001. The aggregate gross profit margin declined to 18% from 20% in 2001.

Cash flow from operating activities of $237 million was $183 million higher than in 2001 due to the normal course reduction in accounts receivable, higher sales volumes and a reduction in uranium inventories.

SEGMENTED FINANCIAL RESULTS

Uranium Business

	3 months	3 months	9 months	9 months
	ended	ended	ended	ended
HIGHLIGHTS	Sept 30/02	Sept 30/01	Sept 30/02	Sept 30/01

Revenue ($ millions)	119	116	325	223

Gross profit ($ millions)	18	19	55	34

Gross profit %	15	16	17	15

EBT* ($ millions)	18	17	50	27

*	Earnings before tax

Third Quarter. Revenue from the uranium business increased by 3% to $119 million from $116 million in the third quarter of 2001 due to a 6% increase in sales volume offset by a 4% decrease in average realized price. As the timing of deliveries of uranium within a calendar year is at the discretion of customers, Cameco’s quarterly delivery patterns can vary significantly.

The total cost of products and services sold, including depreciation, depletion and reclamation (DDR), was $101 million in the third quarter of 2002 compared to $97 million in 2001. This increase was attributable to the higher sales volume. On a per unit basis, the cost of product sold was 1% lower than in 2001. There were no care and maintenance costs recorded in the third quarter of 2002 compared to $2 million in 2001.

Earnings before taxes (EBT) from the uranium business were $18 million in the third quarter of 2002. The gross profit margin decreased to 15% from 16% in 2001.

Year-to-Date. Revenue from the uranium business rose by 46% to $325 million from $223 million in 2001, due mainly to a 44% increase in sales volume. A 1% increase in the average realized selling price for uranium concentrates also contributed to the higher revenue.

During the first nine months of 2002, the total cost of products and services sold, including DDR, was $270 million compared to $189 million in 2001, reflecting the increased sales volumes. Excluding care and maintenance expenses at Rabbit Lake, the average unit cost for uranium was 1% lower due to a reduction in the unit cost of McArthur River production. Care and maintenance expenses at Rabbit Lake were $8 million compared to $4 million in the prior year.

EBT from the nuclear business was $50 million in the first nine months of 2002 and the profit margin improved to 17% from 15% in 2001.

Conversion Business

	3 months	3 months	9 months	9 months
	ended	ended	ended	ended
HIGHLIGHTS	Sept 30/02	Sept 30/01	Sept 30/02	Sept 30/01

Revenue ($ millions)	25	25	87	70

Gross profit ($ millions)	5	1	22	15

Gross profit %	22	2	25	21

EBT ($ millions)	5	—	20	13

Third Quarter. Revenue from the conversion business remained the same as 2001. For the period, there was a 5% increase in realized price, which was offset by a 4% decrease in sales volume. As with uranium, quarterly delivery patterns can vary significantly.

The total cost of products and services sold, including DDR, was $20 million in the third quarter of 2002 compared to $24 million in 2001. This decline was attributable to a lower unit cost of products and services sold which decreased by 19% over the previous year due to an increase in production. In the third quarter of 2002, production was 2,067 tU compared to 756 tU in 2001 reflecting a shorter summer shutdown and an efficient restart in 2002.

EBT from the conversion business were $5 million in the third quarter of 2002 and the profit margin increased to 22% from 2% a year earlier.

Year-to-Date. Revenue from the conversion business increased by 24% to $87 million from $70 million in the first nine months of 2001. This was attributable to a 23% increase in sales volume and a 1% increase in the realized selling price.

The total cost of products and services sold, including DDR, was $65 million in the first nine months of 2002 compared to $55 million in 2001. This increase was primarily attributable to the higher sales volume and was partially offset by a lower unit cost of products and services sold, which declined by 4% due to the increase in production.

EBT from the conversion business were $20 million in 2002 and the profit margin rose to 25% from 21% in 2001.

Electricity Business

Bruce Power

	3 months	Period*	9 months
	ended	ended	ended
HIGHLIGHTS	Sept 30/02	Sept 30/01	Sept 30/02

Output (terawatt hours)	5.5	10.2	15.6

Capacity factor (%)	79	95	75

($ million)

Revenue	280	395	682

Operating costs	184	279	571

Earnings before interest & taxes	96	116	111

Interest	17	26	50

Earnings before taxes	79	90	61

Cameco’s 15% interest	12	13	9

Less: purchase adjustments	1	—	1

Cameco’s share of earnings before taxes	11	13	8

Note: Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

* The comparative data from 2001 is for a 4.5 month period.

Third Quarter. In the quarter, 5.5 terawatt hours of electricity was generated by the Bruce “B” reactors at a capacity factor of 79%. Planned maintenance work on one reactor, which began in the first quarter, was completed during the third quarter. Planned maintenance on a second reactor began during the quarter and will continue into the fourth quarter when it is expected to return to service. Cameco’s share of earnings before taxes for the quarter was $11 million compared to $13 million for the period ended September 30, 2001.

Year-to-Date. To date, power generation of 15.6 terawatt hours has been achieved by the Bruce “B” reactors at a capacity factor of 75%. As a result, Cameco recorded earnings before taxes of $8 million.

Gold Business

	3 months	3 months	9 months	9 months
	ended	ended	ended	ended
HIGHLIGHTS	Sept 30/02	Sept 30/01	Sept 30/02	Sept 30/01

Revenue ($ millions)	15	29	65	86

Gross profit ($ millions)	(2)	8	8	25

Gross profit %	(13)	26	13	30

EBT ($ millions)	(7)	6	(1)	21

Selling price ($US)	295	280	295	285

Unit cash cost ($US)	271	148	204	139

The failure of the pit wall at Kumtor has brought about a significant revision to the mining plan for 2002. Access to some of the higher-grade ore had to be postponed due to the pit wall problem. As a result, Kumtor is mining lower grades and achieving lower recovery rates and 2002 production will be approximately 200,000 ounces less than previously anticipated. The change in the mining plan caused a significant increase in the unit cash cost and this will continue until the higher-grade ore becomes accessible again, expected mid-2003.

Third Quarter. Revenue from the gold business decreased by 50% to $15 million from $29 million in the third quarter of last year due to a decrease in volume sold. Cameco’s realized price for gold increased to $295 (US) per ounce in 2002 from $280 (US) last year.

Earnings in the gold business were also impacted by a mark-to-market loss on hedge positions resulting from the lower than planned production. In the quarter, Cameco recorded a charge of $3 million (Cdn).

Gold production at Kumtor was 51% less than in the third quarter of 2001 due to a lower ore grade which averaged 3.0 grams per tonne compared to 5.2 grams in 2001. The recovery rate also decreased to 71% from 83% in 2001. As a result, Kumtor’s cash cost per ounce was $271 (US) compared to $148 (US) in 2001.

For the quarter, the loss before tax was $7 million and the gross margin for gold was a loss of 13% compared to a profit of 26% in 2001.

Year-to-Date. Revenue from the gold business declined by 24% to $65 million from $86 million in the same period last year, reflecting a 30% decrease in sales volume which more than offset an increase in the average realized selling price. Cameco’s realized price for gold was $295 (US) in 2002 compared to $285 (US) per ounce in the first nine months of 2001.

Gold production at Kumtor was 33% lower than in the first nine months of 2001 due mainly to lower grade ore which averaged 3.6 grams per tonne compared to 5.2 grams last year.

Production was also influenced by a lower recovery rate which decreased to 77% from 84% in the prior year. Kumtor’s cash cost per ounce was $204 (US) in the first nine months of 2002 compared to $139 (US) in 2001.

The loss before tax was $1 million and the gross profit margin for gold was 13% in the first nine months compared to 30% in 2001.

Corporate Expenses

During the first nine months of 2002, costs for administration increased by $2 million compared to 2001. Exploration costs increased by $3 million due to greater activity in both uranium and gold.

CASH FLOW

In the first nine months of 2002, Cameco generated cash from operations of $237 million ($4.24 per share) compared to $54 million ($0.97 per share) in 2001. This increase of $183 million largely reflects a normal course reduction of accounts receivable, higher sales volumes and the reduction in uranium inventories. Cash from operations, excluding the changes in other operating items such as accounts receivable and payable, was $126 million compared to $101 million in 2001. This improvement was due to the higher sales in the uranium and conversion businesses.

Cash used in investing activities decreased to $32 million this year from $105 million last year when the initial investment in Bruce Power was made.

BALANCE SHEET

At September 30, 2002, total long-term debt decreased by $55 million to $299 million from $354 million at December 31, 2001. At September 30, 2002, Cameco’s net debt to capitalization ratio was 7%, down from 16% at the end of 2001.

At September 30, 2002, the current portion of long-term debt was $118 million compared to $26 million at December 31, 2001. Cameco’s long-term revolving credit facility matures in February 2003 and until a new facility is put in place, any amounts supported by the revolver are reflected as current liabilities on the balance sheet. At September 30, 2002, the current portion of long-term debt included $99 million supported by the revolving credit facility (see note 3 to the consolidated financial statements). The company is actively arranging a new credit facility to replace the one maturing.

The provision for reclamation has increased by $16 million mainly due to the purchase of the Smith Ranch in situ leach mine in Wyoming. The purchase price of $11 million (US) was satisfied by Cameco assuming the decommissioning liabilities associated with the mine (see note 2 to the consolidated financial statements).

Compared to the end of 2001, accounts receivable has declined significantly. Receivables, which reflect sales revenue, are typically higher in December than at any other time of the year.

Gold Hedging

Kumtor Gold Company’s (KGC) hedge position at the end of September was 1,039,900 ounces, one-third being Cameco’s share. It is expected that these hedges will yield average prices in the range of approximately $304 (US) to $314 (US) per ounce. The mark-to-market unrealized loss on Cameco’s share of the hedge position was $6 million (US) at September 30, 2002 based on a spot market gold price of $324 (US) per ounce.

During the third quarter of 2002, the average spot market gold price was $314 (US) per ounce compared to $312 (US) in the second quarter. Prices ended the quarter at $324 (US).

Foreign Exchange

Most of the company’s revenue is in US dollars. At September 30, 2002, Cameco had a foreign currency hedge portfolio of $543 million (US) with an average spot exchange rate of $1.5612. Timing differences between the maturity and final usage of hedge contracts may result in deferred revenue or deferred charges. This impact will be recognized in earnings as hedge contracts are closed against their underlying exposure. At the end of the third quarter, deferred charges remaining to be amortized will have the effect of reducing the reported exchange rate of the hedge portfolio by $0.04 over the five-year hedge designation period.

During the quarter, the Canadian dollar weakened significantly against the US dollar from $1.5187 at the end of June to $1.5858 as of September 30, 2002. Cameco’s mark-to-market position on its foreign currency hedge portfolio was an unrealized loss of $15 million.

2. UPDATES ON MARKETS, OPERATIONS AND STRATEGY

The most significant factors affecting the financial performance of Cameco are:

•	the market price for U3O8,

•	sales volumes for nuclear products,

•	foreign exchange rates between the Canadian and US dollars,

•	the market price for gold,

•	the unit costs of production, and

•	the quantity and profitability of electricity generated by Bruce Power.

Uranium Market Update

Uranium Spot Market

The industry average spot price on September 30, 2002 was $9.73 (US) per pound U3O8, compared to $9.90 (US) at June 30, 2002. The industry average spot price at the end of the third quarter of 2001 was $9.37 (US).

The spot market volume for the quarter ended September 30, 2002 was about 2 million pounds U3O8, bringing the year-to-date total to about 14 million pounds. This compares to 4 million and 13 million pounds respectively in the corresponding periods in 2001.

Spot demand slowed over the quarter and spot supply was sufficient to meet demand, resulting in a slight weakening in price. This is the usual situation over the summer months. Spot demand has increased significantly in October, with about 2 million pounds currently out for offers or under evaluation.

UF6 Conversion Spot Market

The industry average spot market price for uranium conversion services decreased marginally to $5.03 (US) per kgU from $5.08 (US) at June 30, 2002. This compares to $5.25 (US) per kgU at the end of the third quarter of 2001.

Uranium Long-term Market

The long-term market picked up in the third quarter, with total long-term contracting to the end of the third quarter estimated at about 60 million pounds U3O8. For the year, long-term contracting is expected to range from 75 million to 80 million pounds.

The long-term price indicator, published by TradeTech, increased from $10.40 (US) at the end of the second quarter to $10.75 (US) per pound U3O8 at July 31, 2002, and remained there through the balance of the third quarter. Long-term demand is fairly strong, suggesting a possible further strengthening of the long-term price in the near term.

Update on Uranium Market Trends and Developments

Nuclear Important Contributor to Kyoto Targets

As the Kyoto protocol approaches ratification, there is a growing recognition that nuclear energy can and should be an important contributor to the emission reduction goals of the protocol.

US Russian Expert Group Reports

The expert group set up by the US and Russian governments to explore additional ways of eliminating high enriched uranium (HEU) and military plutonium has indicated five options by which such material could be disposed of over and above that covered by current agreements, without negatively affecting the commercial markets. Only one option, the use of low enriched uranium, down blended from Russian HEU, to fuel western reactors, could impact the commercial market. The US Department of Energy has stated that, if this initiative is pursued, it would be very limited in scope.

Potential for New Reactors

During the quarter, a number of countries announced they are considering new nuclear units to replace aging ones. These countries include Armenia, Lithuania and Bulgaria. In addition, Brazil announced its intention to finish its third nuclear reactor.

Russian Utility Pursues License Extension

The Russian utility Rosenergoatom has submitted an application to extend the operating life of one reactor for five years, and is preparing similar applications for three more reactors.

Operations Update

Uranium Mining

At McArthur River/Key Lake, very good production results were achieved in the quarter with 3.7 million pounds U3O8 packaged (Cameco’s share).

At Rabbit Lake, the restart of mining activity continues to be challenging, as a result of the re-mobilizing of equipment stored underground during the shutdown and poor ground conditions in the vicinity of previous mine workings. The operations are expected to be up to the planned daily production rate by year-end. Production for 2002 is anticipated to be in the 1.3 million pound range, down from the previous forecast of 2.5 million pounds.

At the US in situ leach operations, the Smith Ranch and Highland operations in Wyoming were merged during the quarter, resulting in a number of efficiencies. Currently, the Smith Ranch mill is being used for processing. In addition, some staff reductions resulted from consolidating the two work forces.

At the Inkai uranium test mine in Kazakhstan, shipments of pregnant solution to a Kazakh processing plant began during the quarter. Six of seven production wells are operating, with a wide range of results to date. Work has begun on the preparation of a feasibility study.

Fuel Services

With the completion of the summer shutdowns, production resumed at the Blind River refinery and the Port Hope conversion plants. The start ups proceeded efficiently and production is now slightly ahead of plan.

Electricity Business

After announcing a very weakened financial position, British Energy (BE), the majority partner in Bruce Power (BP), received a loan from the British government for 410 million pounds sterling, to be repaid by September 27, 2002. The British government and BE have agreed to increase the amount of the loan to 650 million pounds sterling and to extend the repayment date to November 29, 2002. The loan is to provide working capital to meet immediate needs, allow BE to stabilize its and Bruce Power’s trading positions, and permit a longer-term financial restructuring to be negotiated. As a condition of the agreement to provide the loan, the British government required and received guarantees from certain BE subsidiaries, including Bruce Power.

BE’s financial difficulties created uncertainty around BP’s operating license issued by the Canadian Nuclear Safety Commission, and its long-term lease with Ontario Power Generation. This uncertainty, coupled with BP guaranteeing BE’s repayment of the British government loan, has increased the risk associated with Cameco’s investment. To date, Cameco has invested $77 million. Under the existing commercial agreement, Cameco is not obligated to invest more than $100 million or provide financial guarantees in excess of $102 million. The company anticipates it unlikely that payment under these guarantees would be required.

Cameco is taking several actions to protect its interests in BP including challenging the validity of the BP guarantee. There can be no assurances that this situation can be managed by the successful conclusion of negotiations with BE and/or other interested parties. These negotiations may lead to Cameco increasing its stake in BP as Cameco has a right of first offer should BE sell all or a portion of its interest.

Gold Mining

In July 2002, a pit wall failure at the Kumtor mine resulted in a rock slide of approximately 7.5 million tonnes. No reserves were lost, however, one employee lost his life in the incident. Pit wall rehabilitation is proceeding well and is expected to continue until mid-2003. Stockpiled ore and mining of low-grade ore are supplying feed to the mill.

AGR

Construction of the mill at the Boroo project in Mongolia continued toward a start up in the third quarter next year. Project expenditures to date amount to $11 million (US). In-fill drilling continued through October with assay results expected by the end of the year.

AGR’s hedge position at the end of the September was 200,000 ounces (Cameco’s share is 52%) which are expected to yield an average price of about $319 (US) per ounce over the five year period. The mark-to-market unrealized loss on Cameco’s share of this position was $2 million (US) based on the September 30 gold price of $324 (US) per ounce.

3. OUTLOOK FOR YEAR

Uranium Business

Cameco’s uranium revenue in 2002 is expected to be about 8% greater than in 2001 due to higher sales volumes. Although market prices have risen over the past two years, the average realized price in 2002 is expected to be relatively unchanged from 2001. This is due to the expiration of more favorably priced base-escalated contracts. The gross profit margin is expected to be similar to that reported this year to date.

For the balance of 2002 deliveries, a $1.00 (US) change in the U3O8 spot price from current levels would change revenue by about $4 million (Cdn), net earnings by about $2 million (Cdn) and cash flow by about $3 million (Cdn).

Uranium production for the year is now expected to be about 16 million pounds U3O8 down from the previous forecast of 17.5 million pounds due to the slower-than-expected restart of mining at Rabbit Lake.

Conversion Business

Cameco’s conversion revenue in 2002 is expected to be 50% more than the year-to-date amount. The gross profit margin is expected to be similar to the nine month result to September 30, 2002.

Electricity Business

2002 has been a year of extensive planned maintenance programs to prepare the reactor fleet for more efficient service over the longer term. With the return to service of one of the four Bruce “B” reactors late in the fourth quarter, following its planned maintenance outage, all four “B” reactors are expected to be in operation for the start of the new year.

The Bruce “B” reactors continue to perform safely and efficiently. For 2002, an average capacity factor of 76% is expected. Cameco estimates the 2002 earnings contribution from Bruce Power to be similar to its 2001 contribution before tax of $12 million.

Good progress continues on the restart program for the two Bruce “A” units. About $286 million of the total project costs, estimated at about $400 million, have been spent to date.

Following completion of the reactor refurbishment and restart programs, the long-term sustainable capacity factor for the Bruce reactors is expected to be about 90%. Beginning in 2003, Bruce Power is expected to contribute significantly to Cameco’s earnings provided that the uncertainty surrounding BE’s financial difficulties is favorably resolved.

Gold Business

Due to the pit wall failure, Cameco expects its 2002 gold after-tax earnings to be reduced by about $30 million compared to its earlier $35 million estimate. Most of this change is related to reduced revenue as a result of lower production.

For 2002, production is expected to be approximately 500,000 ounces (Cameco’s share is one-third) at an average grade of 3.4 grams per tonne and a recovery rate of 77%. The cash cost is projected to be about $210 (US) per ounce, reflecting the lower grade of the mill feed and the costs as incurred for removing the rock slide material. It includes no allowance for any possible insurance recovery. The gold segment is expected to show a $2 million loss for the year.

The company expects that normal operations will resume in mid-2003 when mining of the high-grade zone will resume.

Fourth Quarter of 2002

Consolidated revenue in the fourth quarter of 2002 is expected to be about 60% higher than in the third quarter, reflecting higher volumes in all segments. Revenue from the uranium and conversion businesses is also expected to be positively influenced by higher realized selling prices. Accordingly, earnings from each of these segments are projected to improve in comparison to the third quarter. Fourth quarter earnings from Bruce Power are forecasted to be lower than the earnings reported in the third quarter of 2002. The gold segment is expected to show a small loss in the fourth quarter due to the revised production plan. The effective tax rate is expected to be similar to that of the third quarter as the trend of proportionately greater earnings from the uranium and conversion segments continues.

CONFERENCE CALL

Cameco invites you to join an investor relations conference call on Friday, November 1, 2002 at 9:00 a.m. Eastern time (8:00 a.m. Saskatoon time).

The call will be open to all members of the investment community. Members of the media will be invited in listen-only mode. To join the conference call on November 1, please dial (416) 695-5261 or (877) 888-4210 (Canada and US). An operator will put your call through. Alternatively, an audio feed of the call will be available on Cameco’s web site at www.cameco.com by using Windows Media Player or Real Player software. See the link on the home page on the day of the call.

A replay of the conference call will be available on the web site shortly after the call or by telephone until Friday evening, November 15, by dialing (416) 695-9731 or (888) 509-0082 (no code required).

PROFILE

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest producer of uranium and the largest supplier of combined uranium and conversion services. The company’s competitive position is based upon its controlling ownership of the world’s largest, high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world including Ontario where the company has an interest in a partnership which generates nuclear electricity. The company also mines gold and explores for uranium and gold in North America, Australia and Asia. Cameco’s shares trade on the Toronto and New York stock exchanges.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

For investor inquiries, please contact:	For media inquiries, please contact:

Bob Lillie Manager, Investor Relations Cameco Corporation Phone: (306) 956-6639 Fax: (306) 956-6318	Jamie McIntyre Director, Investor & Corporate Relations Cameco Corporation Phone: (306) 956-6337 Fax: (306) 956-6318

INVESTOR INFORMATION

Common Shares	Investor Inquiries	Transfer Agent

CCO The Toronto Stock Exchange	Cameco Corporation 2121 - 11th Street West Saskatoon, Saskatchewan S7M 1J3	CIBC Mellon Trust Company 320 Bay Street, P.O. Box 1 Toronto, Ontario M5H 4A6

CCJ New York Stock Exchange	Phone: 306-956-6400 Fax: 306-956-6318 Web: www.cameco.com	Phone: 800-387-0825 (North America) Phone: 416-643-5500 (outside North America)

Preferred Securities

CCJPR

New York Stock Exchange

Cameco Corporation
Highlights
(Unaudited)

	Three Months Ended		Nine Months Ended
	Sept 30/02	Sept 30/01	Sept 30/02	Sept 30/01

Financial (in millions)

Revenue	$158	$170	$477	$379

Earnings from operations	8	13	44	36

Net earnings attributable to common shares	7	15	24	28

Cash provided by operations	22	14	237	54

Working capital (end of period)			415	489

Net debt to capitalization			7%	16%

Per common share

Net earnings	$0.12	$0.27	$0.43	$0.51

Cash provided by operations	0.40	0.25	4.24	0.97

Dividend	0.125	0.125	0.375	0.375

Weighted average number of paid common shares outstanding (in thousands)	55,845	55,447	55,756	55,374

Average uranium spot price for the period (US$/lb)	$9.80	$9.11	$9.82	$8.54

Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

	Cameco's	Three Months Ended		Nine Months Ended
Cameco Production	Share	Sept 30/02	Sept 30/01	Sept 30/02	Sept 30/01

Uranium production (in thousands lbs U3O8)

McArthur River	69.8%	3,614	3,054	10,456	9,055

Rabbit Lake	100.0%	208	—	208	4,563

Key Lake	83.3%	77	207	190	493

Crow Butte	100.0%	188	212	567	626

Highland/Smith Ranch	100.0%	305	171	542	527

Total		4,392	3,644	11,963	15,264

Uranium conversion (tU)	100.0%	2,067	756	8,674	7,294

Gold (troy ounces)

Kumtor	33.3%	31,641	64,429	128,784	191,708

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
(In Thousands)

	As at

	Sept 30/02	Dec 31/01	Sept 30/01

Assets

Current assets

Cash	$160,789	$33,737	$30,355

Accounts receivable	102,697	255,963	147,739

Inventories	334,947	354,384	382,440

Supplies and prepaid expenses	46,185	44,574	47,680

Current portion of long-term receivables, investments and other	8,131	30,304	14,137

	652,749	718,962	622,351

Property, plant and equipment	2,026,660	1,994,424	2,006,101

Long-term receivables, investments and other	259,590	233,961	247,604

	2,286,250	2,228,385	2,253,705

Total assets	$2,938,999	$2,947,347	$2,876,056

Liabilities and Shareholders’ Equity

Current liabilities

Accounts payable and accrued liabilities	$90,467	$108,096	$67,935

Dividends payable	6,998	6,959	6,957

Current portion of long-term debt	117,983	26,189	25,966

Current portion of other liabilities	3,044	4,182	2,338

Future income taxes	18,937	21,311	30,108

	237,429	166,737	133,304

Long-term debt	181,262	327,773	354,118

Provision for reclamation	155,089	139,583	137,628

Other liabilities	8,993	9,787	11,456

Future income taxes	496,966	480,520	439,379

Minority interest	23,087	—	—

	1,102,826	1,124,400	1,075,885

Shareholders’ equity

Preferred securities	194,498	195,229	193,489

Share capital	681,249	670,031	670,305

Contributed surplus	472,488	472,488	472,488

Retained earnings	468,532	465,420	444,571

Cumulative translation account	19,406	19,779	19,318

	1,836,173	1,822,947	1,800,171

Total liabilities and shareholders’ equity	$2,938,999	$2,947,347	$2,876,056

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
(In Thousands)

	Three Months Ended		Nine Months Ended
	Sept 30/02	Sept 30/01	Sept 30/02	Sept 30/01

Revenue from

Products and services	$158,284	$170,477	$477,247	$379,193

Expenses

Products and services sold	104,427	107,425	307,184	229,512

Depreciation, depletion and reclamation	32,461	35,854	84,719	75,348

Administration	9,890	9,567	28,394	26,714

Exploration	5,256	4,342	14,939	11,991

Research and development	553	453	1,755	1,565

Interest and other [note 5]	881	(310)	(1,295)	(1,740)

Gain on property interests [note 2]	(2,700)	—	(2,700)	—

	150,768	157,331	432,996	343,390

Earnings from operations	7,516	13,146	44,251	35,803

Earnings from Bruce Power	11,228	12,627	7,613	12,627

Other income	—	292	205	589

Earnings before income taxes	18,744	26,065	52,069	49,019

Income tax expense [note 6]	9,595	8,388	21,156	13,959

Minority interest [note 2]	(123)	—	(123)	—

Net earnings	9,272	17,677	31,036	35,060

Preferred securities charges, net of tax	2,387	2,437	7,039	6,965

Net earnings attributable to common shares	$6,885	$15,240	$23,997	$28,095

Earnings per common share	$0.12	$0.27	$0.43	$0.51

Diluted earnings per common share	$0.12	$0.27	$0.43	$0.51

Cameco Corporation
Consolidated Statements of Retained Earnings
(Unaudited)
(In Thousands)

	Three Months Ended		Nine Months Ended
	Sept 30/02	Sept 30/01	Sept 30/02	Sept 30/01

Retained earnings at beginning of period	$468,642	$436,288	$465,420	$437,328

Net earnings	9,272	17,677	31,036	35,060

Dividends on common shares	(6,995)	(6,957)	(20,885)	(20,852)

Preferred securities charges, net of tax	(2,387)	(2,437)	(7,039)	(6,965)

Retained earnings at end of period	$468,532	$444,571	$468,532	$444,571

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
(In Thousands)

	Three Months Ended		Nine Months Ended
	Sept 30/02	Sept 30/01	Sept 30/02	Sept 30/01

Operating activities

Net earnings	$9,272	$17,677	$31,036	$35,060

Items not requiring (providing) cash:

Depreciation, depletion and reclamation	32,461	35,854	84,719	75,348

Provision for future taxes	8,845	7,461	17,733	10,270

Earnings from Bruce Power	(11,228)	(12,627)	(7,613)	(12,627)

Gain on property interests	(2,700)	—	(2,700)	—

Deferred revenue recognized	986	(2,475)	392	(7,234)

Other non-cash items	2,689	—	2,689	—

Other operating items	(18,197)	(32,033)	110,313	(47,150)

Cash provided by operations	22,128	13,857	236,569	53,667

Investing activities

Additions to property, plant and equipment	(32,121)	(14,480)	(54,865)	(39,998)

Increase in long-term receivables, investments and other	(500)	—	(29,009)	(95,832)

Decrease in long-term receivables, investments and other	23,854	19,853	51,678	30,705

Cash provided by (used in) investing	(8,767)	5,373	(32,196)	(105,125)

Financing activities

Decrease in debt	—	(6,412)	(58,469)	(12,479)

Increase in debt	2,444	—	3,823	90,143

Issue of shares, net of issue costs	231	644	11,218	4,653

Preferred securities charges	(4,352)	(4,357)	(12,947)	(12,898)

Dividends	(6,997)	(6,928)	(20,946)	(20,737)

Cash provided by (used in) financing	(8,674)	(17,053)	(77,321)	48,682

Increase (decrease) in cash during the period	4,687	2,177	127,052	(2,776)

Cash at beginning of period	156,102	28,178	33,737	33,131

Cash at end of period	$160,789	$30,355	$160,789	$30,355

Supplemental cash flow disclosure

Interest paid	$2,987	$5,562	$12,310	$17,078

Income taxes paid (recovered)	$554	$(1,898)	$2,620	$609

See accompanying notes to consolidated financial statements

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

1.	Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements, except as noted below. The financial statements should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2001 annual report.

Stock-Based Compensation

Effective January 1, 2002, Cameco adopted the new CICA Handbook Section 3870, which requires that a fair value based method of accounting be applied to direct awards of stock to employees. Under the new standard Cameco is allowed to continue its existing policy of recording no compensation cost on the grant of stock options to employees with the addition of pro forma information. Cameco has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included.

The standard requires the disclosure of pro forma net earnings and earnings per share information as if the entity had accounted for employee stock options under the fair value method. The fair value of options issued was determined using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 5.0%; dividend yield of 1.2%; a volatility factor of the expected market price of Cameco’s shares of 20.0%; and a weighted-average expected option life of 5 years. On February 26, 2002, Cameco granted 477,900 options at a strike price of $43.84. The fair value of these options was determined to be $10.83 per share. For purposes of pro forma disclosures, the estimated fair value of the options is being amortized to earnings over the vesting period. The total charge has been adjusted for an expected forfeiture rate of 17%. For the three months ended September 30, 2002, Cameco’s pro forma net earnings attributable to common shares was $6.2 million, basic earnings per share was $0.11 and diluted earnings per share was $0.11. For the nine months ended September 30, 2002, Cameco’s pro forma net earnings attributable to common shares was $22.4 million, basic earnings per share was $0.40 and diluted earnings per share was $0.40.

2.	Property and Business Acquisitions

(a) AGR Limited

On March 5, 2002, Cameco’s wholly-owned subsidiary, Cameco Gold Inc. (CGI), acquired a 52% interest in AGR Limited (AGR). AGR is an Australia-based exploration company whose principal asset is a 95% interest in the Boroo gold deposit located in Mongolia. The Boroo project is currently in the development stage. The total purchase price of $16.8 million (US) was financed with $12.0 million (US) in cash and a promissory note in the amount of $4.8 million (US). In exchange, AGR issued 240 million shares to CGI. The promissory note matures on February 26, 2003 and is expected to be settled by the transfer to AGR of a 60% interest in CGI’s Gatsuurt gold exploration property which neighbors Boroo. CGI has also committed to provide an additional $3 million (US) for further exploration near the Boroo and Gatsuurt properties in return for an incremental 4% interest in AGR.

The fair values of the net assets acquired are as follows:

(Millions (Cdn))
Cash	$16.9

Other working capital	4.4

Property, plant and equipment	28.9

Minority interest	(23.2)

Net assets acquired	$27.0

Financed by:

Cash	$19.3

Promissory note	7.7

$27.0

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

2.	Property and Business Acquisitions (continued)

(b) Smith Ranch

On July 22, 2002, Cameco, through a wholly-owned subsidiary, purchased the assets comprising the Smith Ranch insitu leach (ISL) operation, and various other ISL properties located in Wyoming from Rio Algom Mining LLC. The purchase price of $11.0 million (US) was satisfied through Cameco assuming the decommissioning liabilities associated with the mine. In addition, Cameco purchased approximately $6.0 million (US) of Rio Algom’s uranium concentrate inventory. The acquisition was accounted for using the purchase method of accounting and the results of operations are included in Cameco’s consolidated financial statements from the effective date of the purchase.

(c) UEX Corporation

On July 18, 2002, Cameco acquired a 35.3% ownership interest in UEX Corporation (UEX), a company traded on the Toronto Stock Exchange (TSX). The principal assets of the company consist of several uranium exploration properties located in the Athabasca region of Northern Saskatchewan. In acquiring its interest, Cameco transferred its Saskatchewan Hidden Bay exploration properties to UEX in exchange for approximately 31 million common shares of UEX. In addition, Cameco purchased another 2 million common shares at a price of $0.25 per common share.

Cameco recorded a gain of $2.7 million on the initial transfer of its Hidden Bay properties to UEX. The equity method is being used to account for this investment.

3.	Long-Term Debt

Cameco’s long-term revolving credit facility matures in February 2003. Accordingly, all amounts supported by this facility have been classified as current liabilities. At September 30, 2002, such amounts totalled $99.0 million.

Cameco’s contingent obligation under guarantees of the repayment of Kumtor senior debt exceeds the amount included in Cameco’s long-term debt at September 30, 2002 by $81.0 million.

4.	Share Capital

a) At September 30, 2002, there were 55,982,123 common shares outstanding.

b) Options in respect of 2,253,600 shares are outstanding under the stock option plan and are exercisable up to 2010. Upon exercise of certain existing options, additional options in respect of 276,550 shares would be granted.

5.	Interest and Other

For the nine months ended September 30, 2002, earnings include foreign exchange gains of $2.0 million (2001 — $1.2 million).

6.	Income Tax Expense

	Three Months Ended		Nine Months Ended

	Sept 30/02	Sept 30/01	Sept 30/02	Sept 30/01

Current income taxes	$750	$927	$3,423	$3,689

Future income taxes	8,845	7,461	17,733	10,270

Income tax expense	$9,595	$8,388	$21,156	$13,959

7.	Comparative Figures

Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

8.	Segmented Information

For the three months ended September 30, 2002	Uranium	Conversion	Gold	Total

Revenue	$118,644	$25,126	$14,514	$158,284

Expenses

Products and services sold	74,272	17,051	13,104	104,427

Depreciation, depletion and reclamation	26,505	2,602	3,354	32,461

Exploration	2,968	—	2,288	5,256

Research & development	—	553	—	553

Earnings from Bruce Power	—	—	—	(11,228)

Other	—	—	2,689	2,689

Gain on property interests	(2,700)	—	—	(2,700)

Non-segmented expenses				8,082

Earnings before income taxes	17,599	4,920	(6,921)	18,744

Income taxes				9,595

Minority interest				(123)

Net earnings				9,272

Preferred securities charges, net of tax				2,387

Net earnings attributable to common shares				$6,885

For the three months ended September 30, 2001	Uranium	Conversion	Gold	Total

Revenue	$116,225	$24,979	$29,273	$170,477

Expenses

Products and services sold	72,959	20,565	13,901	107,425

Depreciation, depletion and reclamation	24,177	3,912	7,765	35,854

Exploration	2,672	—	1,670	4,342

Research & development	—	453	—	453

Earnings from Bruce Power	—	—	—	(12,627)

Other	(292)	—	—	(292)

Non-segmented expenses				9,257

Earnings before income taxes	16,709	49	5,937	26,065

Income taxes				8,388

Net earnings				17,677

Preferred securities charges, net of tax				2,437

Net earnings attributable to common shares				$15,240

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

8.	Segmented Information (continued)

For the nine months ended September 30, 2002	Uranium	Conversion	Gold	Total

Revenue	$324,950	$87,130	$65,167	$477,247

Expenses

Products and services sold	208,770	56,868	41,546	307,184

Depreciation, depletion and reclamation	61,022	8,431	15,266	84,719

Exploration	8,280	—	6,659	14,939

Research & development	—	1,755	—	1,755

Earnings from Bruce Power	—	—	—	(7,613)

Other	(205)	—	2,689	2,484

Gain on property interests	(2,700)	—	—	(2,700)

Non-segmented expenses				24,410

Earnings before income taxes	49,783	20,076	(993)	52,069

Income taxes				21,156

Minority interest				(123)

Net earnings				31,036

Preferred securities charges, net of tax				7,039

Net earnings attributable to common shares				$23,997

For the nine months ended September 30, 2001	Uranium	Conversion	Gold	Total

Revenue	$222,962	$70,074	$86,157	$379,193

Expenses

Products and services sold	145,441	45,180	38,891	229,512

Depreciation, depletion and reclamation	43,712	9,856	21,780	75,348

Exploration	7,078	—	4,913	11,991

Research & development	—	1,565	—	1,565

Earnings from Bruce Power	—	—	—	(12,627)

Other	(589)	—	—	(589)

Non-segmented expenses				24,974

Earnings before income taxes	27,320	13,473	20,573	49,019

Income taxes				13,959

Net earnings				35,060

Preferred securities charges, net of tax				6,965

Net earnings attributable to common shares				$28,095